Exhibit (a)(5)(cxxix)

LATHAM & WATKINS LLP

J. Thomas Rosch (Bar No. 37668)

Gregory P. Lindstrom (Bar No. 82334)

Daniel M. Wall (Bar No. 102580)

505 Montgomery Street, Suite 1900

San Francisco, California 94111-2562

Telephone: (415) 391-0600

Facsimile: (415) 395-8095

ORACLE CORPORATION

Dorian Daley (Bar No. 129049)

Jeffrey S. Ross (Bar No. 138172)

500 Oracle Parkway, 7th Floor

Redwood Shores, California 94065

Telephone: (650) 506-5200

Facsimile: (650) 506-7114

Attorneys for Defendant

ORACLE CORPORATION

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO JUDICIAL DISTRICT

UNITED STATES OF AMERICA, STATE OF TEXAS, STATE OF HAWAII, STATE OF MARYLAND, COMMONWEALTH OF MASSACHUSETTS, STATE OF MINNESOTA, STATE OF NEW YORK, and STATE OF NORTH DAKOTA,

Plaintiffs,

v.

ORACLE CORPORATION,

Defendant.

CASE NO. C 04-807 VRW ORACLE CORPORATION’S ANSWER

COMES NOW ORACLE CORPORATION (“Oracle”), and in response to plaintiffs’ Complaint states the following. (Numbered paragraphs contains plaintiffs’ allegations verbatim.)

ALLEGATION 1. Unless it is enjoined, Oracle’s proposed acquisition of PeopleSoft will substantially increase already high concentration among vendors that sell high function Human Resource Management (HRM) software and high function Financial

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Management Services (FMS) software purchased by organizations for use in the United States and abroad. More specifically, the proposed transaction will eliminate aggressive head-to-head competition between Oracle and PeopleSoft, in violation of Section 7 of the Clayton Act, as amended, 15 U.S.C. § 18. Such a reduction in competition is likely to result in higher prices, less innovation and decreased support for these high function integrated software applications.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 1. Oracle’s proposed acquisition of PeopleSoft does not violate the Clayton Act. To the contrary, the proposed acquisition is procompetitive, in that it will permit Oracle to better compete with the clear market leader, SAP AG, and the numerous other existing competitors of the relevant software products, and will position Oracle to compete effectively with Microsoft Corp., which is aggressively expanding its position in enterprise applications software. There is no relevant antitrust market for either “high function Human Resource Management (HRM) software” or “high function Financial Management Services (FMS) software.” The actual markets in which Oracle sells its HR and FMS products are highly competitive and not concentrated. In fact, there is no such product as “high function” HRM or FMS software. Oracle, PeopleSoft and other vendors market and license the same HRM and FMS software to customers of different sizes and needs, not “low function” versions to some and “high function” versions to others. Plaintiffs’ “high function” market definitions are a means of gerrymandering the market around SAP, PeopleSoft and Oracle. They lack any factual or legal basis.

I.	JURISDICTION AND VENUE

ALLEGATION 2. This complaint is filed and this action is instituted under Section 15 of the Clayton Act, as amended, 15 U.S.C. § 25, to prevent and restrain the defendant from violating Section 7 of the Clayton Act, as amended, 15 U.S.C. § 18.

ORACLE’S RESPONSE: Oracle admits these are plaintiffs’ intentions. Oracle denies the acquisition would violate the Clayton Act.

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ALLEGATION 3. The Plaintiff States bring this action under Section 16 of the Clayton Act, 15 U.S.C. § 26, to prevent and restrain the violation by defendants of Section 7 of the Clayton Act, as amended 15 U.S.C. § 18. The Plaintiff States bring this suit pursuant to their statutory, equitable and/or common law powers as common law parens patriae on behalf of their respective states’ business and property, citizens, general welfare and economies. Many of the states also represent governmental entities in their proprietary capacities, which may include state departments, bureaus, agencies and political subdivisions that have purchased or are likely future purchasers of high-function HRM and FMS software. This proposed acquisition threatens loss or damage to the business or property, as well as the general welfare and economies, of each of the Plaintiff States, and to the citizens of each of the Plaintiff States. Plaintiff States’ governmental entities and their citizens will be subject to a continuing and substantial threat of irreparable injury to their business or property, and to the general welfare and economy, and to competition, in their States unless the defendant is enjoined from carrying out this proposed acquisition.

ORACLE’S RESPONSE: Oracle admits the plaintiff states purport to bring this action under the statutes cited, in their parens patriae capacity, and in some cases in proprietary capacities. Oracle otherwise denies the allegations of this paragraph.

ALLEGATION 4. The defendant is engaged in interstate commerce and in activities substantially affecting interstate commerce. The defendant sells its products throughout the United States. Oracle’s sales in the United States, and in each of the Plaintiff States, represent a regular, continuous and substantial flow of interstate commerce, and have had a substantial effect upon interstate commerce as well as commerce with and in each of the Plaintiff States. This Court has subject matter jurisdiction over this action, and jurisdiction over the defendant, pursuant to Sections 12, 15 and 16 of the Clayton Act, 15 U.S.C. §§ 22, 25 and 26, and 28 U.S.C. §§ 1331, 1337(a) and 1345.

ORACLE’S RESPONSE: Oracle admits the allegations of paragraph 4.

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ALLEGATION 5. The defendant transacts business and is found within the Northern District of California. Venue is proper in this District under 15 U.S.C. § 22 and 28 U.S.C. § 1391(c).

ORACLE’S RESPONSE: Oracle admits the allegations of paragraph 5.

ALLEGATION 6. Intradistrict Assignment: Oracle Corporation’s worldwide headquarters is located in San Mateo County, California. Pursuant to Civil Local Rule 3-2, all civil actions arising in San Mateo County shall be assigned to the San Francisco Division or the Oakland Division of the United States District Court for the Northern District of California.

ORACLE’S RESPONSE: Oracle admits the allegations of paragraph 6.

II.	PARTIES TO THE PROPOSED MERGER

ALLEGATION 7. Oracle is a Delaware corporation with its principal executive office in Redwood City, California. Oracle provides organizations with database technology, enterprise software applications and related consulting services, in the United States and abroad. In 2003, Oracle earned over $9 billion in revenues, including over $2 billion of revenues related to enterprise software applications.

ORACLE’S RESPONSE: Oracle admits the allegations of paragraph 7.

ALLEGATION 8. PeopleSoft is a Delaware Corporation with its principal executive office in Pleasanton, California. PeopleSoft provides organizations with enterprise software applications and offers related consulting services in the United States and abroad. PeopleSoft earned over $2 billion in revenues in 2003, comprised entirely of enterprise software applications-related revenues.

ORACLE’S RESPONSE: Oracle is informed and believes these allegations are generally true, and on that basis admits the allegations of paragraph 8.

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III.	BACKGROUND

ALLEGATION 9. In today’s global economy, the ability to reduce the costs inherent in running an organization is vital to an organization’s success. Most organizations (including corporations, federal, state, and local government agencies, and non-profit organizations) automate their financial management and human resource functions in order to provide better products and services to their customers or constituencies and to enhance shareholder and taxpayer value through more efficient operations. The software used to accomplish these tasks varies greatly depending on the needs of the customer. For example, while a small business’ needs may be met by simple retail PC-based software (often referred to as an ‘off the shelf” solution), a large corporation may require a multimillion dollar software solution that is configured to the organization’s needs and can perform these important functions seamlessly and simultaneously across multiple divisions or subsidiaries, multiple lines of business, and multiple legal jurisdictions. Customers with requirements for a product that can support such a multifaceted organization typically invest significant resources into identifying, purchasing and implementing software solutions that can be configured to meet the requirements of the individual organization. As described in more detail below, customers with the most demanding requirements typically find that the set of vendors that can meet their requirements is limited to Oracle, PeopleSoft and one other firm, Germany’s SAP AG.

ORACLE’S RESPONSE: Except as admitted below, Oracle denies the allegations of paragraph 9. In today’s global economy, the ability to reduce the costs inherent in running an organization is in fact vital to an organization’s success. Most organizations (including corporations, federal, state, and local government agencies, and non-profit organizations) therefore do automate their financial management and human resource functions in search of operational efficiencies. The strategies employed do vary depending on the needs of the customer, but not in the manner plaintiffs allege. In particular, the claim that “multifaceted organizations” with “the most demanding requirements” have distinctive needs that can be, or are, met only by software from Oracle, PeopleSoft or SAP is incorrect. It is impossible to generalize about the HRM or FMS software “needs” of any set of enterprises, let alone a group

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described as amorphously as plaintiffs’ Complaint purports to describe them. Numerous software vendors besides SAP, PeopleSoft and Oracle serve “multifaceted organizations” with “the most demanding requirements,” including organizations of every size and in every part of the economy. And many such organizations choose to solve the same set of problems by developing custom software (or modifying legacy systems) internally, or by outsourcing entire business functions. This substantial diversity of vendors serving large organizations results from the significant investments of resources such organizations devote to identifying products that meet their needs. That is, large enterprises invest in elaborate procurement processes so they can choose wisely among all available alternatives, not to waste time and resources before they default to purchasing software from SAP, Oracle and PeopleSoft. That vision of the market is illogical and wrong.

ALLEGATION 10. There is a variety of enterprise software products that organizations use to automate different types of business functions. Among others, enterprise software can be used to (1) manage employees through HRM software and (2) maintain financial records through FMS software.

ORACLE’S RESPONSE: Oracle admits that HRM and FMS software are types of enterprise applications software.

ALLEGATION 11. Some organizations, while requiring enterprise software with deeper functionality than that provided by “off the shelf” PC-based software, still have relatively straightforward, simple business processes and data processing and reporting requirements. Enterprise software vendors often refer to these organizations as the “mid-market” or “general business market.”

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 11, which incorrectly characterize what is meant by the “mid-market” or “general business market.” The allegations also incorrectly suggest that the “business processes” undertaken by the Human Resources and Finance departments of corporate enterprises differ substantially based on the size

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of the enterprise. That clearly is not the case with respect to large and medium-sized corporate enterprises, which in general have quite similar, and often externally-mandated, HR and financial management practices. That is, the “business processes” employed by the HR departments of both medium and large enterprises are influenced by the same labor, tax, immigration and other laws. Similarly, the “business processes” employed by the Finance departments of both medium and large enterprises are influenced by the same set of Generally Accepted Accounting Practices, tax laws, and S.E.C. requirements. FMS and HRM software adapts to the resulting, relatively standardized business processes, allowing such software to be used by a wide variety of enterprises.

ALLEGATION 12. While enterprise software products that serve the “mid-market” or “general business market” often must be professionally installed and maintained, they are relatively inexpensive. These products have limited capacity to support customers with diverse operations such as multiple geographic locations, distinct legal entities or business units within the organization, or numerous lines of business. As these products have a limited set of configuration options, the implementation costs associated with this software are comparatively modest.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 12, which incorrectly characterize the relevant products and the dynamics of the so-called “mid-market” or “general business market.” The HRM and FMS software Oracle and other vendors market to enterprises is in most cases the same software, regardless of the size or complexity of the enterprise or, more importantly, the particular implementation. That is, while the particular modules chosen and the implementation challenges may differ from one customer to the next, there is only one code set, one software “product.” That software is capable of serving small, medium and large enterprises alike, regardless of their unique computing needs or functional requirements. In general, implementation costs increase with enterprise size, but that is unremarkable. The absolute implementation costs for every type of business software generally increase with enterprise size.

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ALLEGATION 13. While “off the shelf” and “mid-market” solutions are used for the simpler application needs of most organizations, many customers, due to their internal structure and unique administrative processes, must also invest in higher function products. These higher function products have the capability to support the unique requirements of each customer across diverse and multi-faceted organizations.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 13. The concept of “higher function products” used throughout plaintiffs’ complaint is artificial and meaningless. The relevant products do not have higher functional capacities the way, for example, a dump truck has a higher load-carrying capacity than a pickup truck. As already noted, Oracle and other vendors market the same software products (i.e., code) to customers of different sizes. Accordingly, the FMS or HRM software Oracle might sell to a Fortune 50 company is the same software product than it might sell to a “mid-market” enterprise. Conversely, the software products plaintiffs would try to relegate to the “mid-market” can and do serve very large enterprises. Furthermore, the “administrative processes” employed by the HR and Finance departments of most enterprises are not, in any meaningful sense, unique. They are largely defined by labor, tax and securities laws, and Generally Accepted Accounting Principles. Indeed, to the extent large “multi-faceted” organizations have needs that can best be served by genuinely “higher function” HRM and FMS products, they would likely chose for those needs the highly specialized products (available from many vendors) that plaintiffs refer to as “associated functions” in paragraph 16.

ALLEGATION 14. Customers with high-level functional needs (“enterprise customers”) require products (“high-function enterprise software”) that can support their ongoing business processes and reporting requirements that may stretch across multiple jurisdictions (often requiring support for foreign languages and reporting requirements), multiple legal entities or divisions within the organization and multiple lines of business. These products must have the scale and flexibility to support thousands of simultaneous users and many tens of thousands of simultaneous transactions, and the ability to integrate seamlessly into bundles or “suites” of

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associated HRM and FMS functions. Most importantly, these products must have the flexibility through configuration options or other means to be matched to the administrative and reporting processes of each unique customer.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 14. Plaintiffs’ description of “enterprise customers,” in this and subsequent paragraphs, is a series of generalities, in each case amounting to little more than the claim that customers need what they need. This is particularly evident in paragraph 14’s opening line, the tautological claim that high-function customers need high-function software. The “identifying” criteria that follow (e.g., multiple divisions, operations in multiple jurisdictions) do not identify a particular kind of enterprise and do not accurately describe the purchasing behavior of “enterprise customers,” as such criteria often apply equally to enterprises that plaintiffs would describe as “mid-market” or “general business.” In fact, nowhere do plaintiffs offer any objective criteria for identifying these customers, even though they are, allegedly, “[t]he customers harmed by this transaction.” (Complaint ¶ 28)

ALLEGATION 15. Vendor characteristics are also important to enterprise customers when identifying their supplier options. Enterprise customers demand a product that has a wide range of functional options available so that they have the option of purchasing additional functional modules to expand the automation of their business or governmental processes. Enterprise customers also expect periodic updates, for example, keeping the software current regarding local tax and employment laws in every state and country in which they operate. In addition, enterprise customers purchase ongoing maintenance and support. In return, enterprise customers expect 24-hour technical support to be available to them in every country in which they operate. Consequently, enterprise customers will not consider a vendor that lacks the resources necessary to provide continuous technical support and to continuously enhance and expand the functional footprint of its products throughout their long lifecycles.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 15, the thrust of which appears to be that “enterprise customers” are distinguishable by their regard for

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these common vendor characteristics. There is no single kind of customer that values the vendor characteristics listed in paragraph 15. One can say neither that all “enterprise customers” value these traits, nor that only “enterprise customers” value these traits. “Mid-market” customers value these traits to an extent indistinguishable from so called “enterprise customers.” Nor is it true that regard for these traits comes in an “all or nothing” package. Some customers value only a subset of these factors yet have otherwise similar demand characteristics as customers that value all or none of these factors. Plaintiffs also err in claiming that all the support functions listed must be provided by the software vendor. Numerous organizations like IBM Global Services and Accenture that write little or no software code implement and to various degrees support FMS and HRM products. Many large enterprises likewise implement and provide some support for these products “in-house,” with their own personnel.

ALLEGATION 16. As integrated suites of HRM and FMS functions have been developed, organizations have recognized the benefits of acquiring these solutions through products that permit the integration of associated functions from a single vendor.

ORACLE’S RESPONSE: Oracle assumes that by “integrated suites of HRM and FMS functions,” plaintiffs refer to bundles of the more common HRM programs (e.g., employee records, benefits) and, separately, the more common FMS programs (e.g., general ledger, accounts payable, accounts receivable). Upon that assumption, Oracle admits that some organizations see benefits to being able to integrate associated functions (meaning, Oracle assumes, more specialized applications from the same HRM and FMS categories) with their HRM or FMS software. Oracle otherwise denies the allegations of paragraph 16. In reality, so-called “point solutions” or “best of breed” solutions providing what the Complaint calls “associated functions” are engineered to integrate with the other products of most if not all major HRM and FMS vendors, and are routinely used by so called “enterprise customers” as part of their HRM and FMS systems. Consequently, it is common for customers that buy HRM or FMS products from the likes of an Oracle or SAP to supplement that software with other vendors’ complementary software.

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ALLEGATION 17. Understandably, enterprise customers are generally unwilling to consider high function enterprise software unless it has been successfully implemented by other similarly-situated customers (i.e., organizations of the same industry or governmental type with similarly complex functional needs). An organization’s ability to manage its human resource and financial management information is fundamental to its ability to operate. In addition, these complex and comprehensive solutions are typically more expensive to license and maintain and more difficult to implement than other software products. Consequently, the availability of satisfied referral customers is a prerequisite for many organizations to consider a vendor’s software product.

ORACLE’S RESPONSE: Oracle admits that references from similarly situated customers are used in marketing FMS and HRM solutions. In fact, one of the reasons that competition for larger enterprises is particularly intense is that vendors want to obtain such accounts as reference customers. Oracle otherwise denies the allegations of paragraph 17. In particular, to the extent these allegations are meant to suggest that purchasers of “high function enterprise software” are generally unwilling to consider or procure FMS or HRM solutions from vendors other than SAP, Oracle and PeopleSoft, Oracle denies that claim. Moreover, many vendors besides SAP, Oracle and PeopleSoft have such reference customers within the set of “enterprise customers” described by plaintiffs in their Complaint. As but one example, Lawson (an HRM and FMS vendor excluded from plaintiffs’ proposed markets) lists on its website as reference customers MasterCard Inc., McDonald’s Corporation, McGraw-Hill Companies, Inc., Safeway, Target Corporation, Louisiana-Pacific Corporation, Walgreen Co., and many other large enterprises.

ALLEGATION 18. Organizations purchasing high-function enterprise software typically go through an extensive procurement process by which they determine whether they need high-function enterprise software to meet their needs and identify their preferred vendors. The procurement process for enterprise customers can last from six to eighteen months and involves

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extensive communications with the software vendors and often third-party consultants hired by the customer.

ORACLE’S RESPONSE: Oracle admits that many FMS and HRM software customers go through an extensive procurement process to identify qualified vendors and receive bids. The procurement process for some customers lasts from six to eighteen months and involves extensive interaction with software vendors and third-party consultants. Oracle otherwise denies the allegations of paragraph 18, and in particular any suggestion that “enterprise customers” are distinguishable by the nature of the procurement processes they employ.

ALLEGATION 19. Enterprise customers normally initiate the procurement process by performing a detailed assessment of their functional requirements, which are generally shared with potential suppliers. Based on the vendor responses and follow-up discussions, enterprise customers, often with the assistance of consulting firms, identify those vendors that can potentially meet the enterprise customer’s needs and vendors with the capability to supply support, maintenance and upgrades over the life of the product.

ORACLE’S RESPONSE: Oracle admits that some customers conduct “a detailed assessment of their functional requirements” as part of a software procurement process. Oracle otherwise denies the allegations of paragraph 19, and in particular any suggestion that “enterprise customers” are distinguishable by the nature of the procurement processes they employ, as similar procurement processes are routinely conducted by so-called “mid-market” customers.

ALLEGATION 20. To ensure that they obtain the product that most closely fits their needs, enterprise customers provide the vendors with detailed descriptions of their functional requirements. Enterprise customers meet frequently with vendors under consideration and share detailed information regarding their requirements, the internal processes to be supported, the customer’s hardware and database platforms and other information relevant to the customer’s needs. As the procurement process proceeds, enterprise customers typically ask the vendors still under consideration to demonstrate their software. The vendors must establish that their software

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can be tailored to support the customer’s specific business processes, primarily through configuration options built into the software code. Vendors typically know which other firms they are competing against, based on information developed during the lengthy procurement process. Often customers identify competing vendors and the prices that they are offering in an effort to encourage price competition.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 20. While there are noncontroversial claims in this paragraph, for example that customers disclose some of their functional requirements to the vendors they invite to bid, the thrust of the allegations is that the bidding process marks the customers as targets for price discrimination strategies. The customers plaintiffs have identified – the largest and most sophisticated business enterprises and governmental agencies in the world – are much smarter than that. The bidding processes they employ are designed to, and do in fact, maximize competitive pressures. Customers control the bids, choosing what information to reveal to bidders, including but not limited to information concerning competing vendors. There is never a guarantee that any information revealed is accurate. Thus, while customers may claim to “identify competing vendors and the prices that they are offering in an effort to encourage price competition,” vendors are left to guess whether the information provided is correct. Oracle specifically denies that it or other vendors “typically know which other firms they are competing against.”

ALLEGATION 21. Vendors compete against one another to offer a solution with the lowest total cost of ownership. The total cost of ownership includes, among other things, the license fee, maintenance fee, and cost of implementing the software. The identity of the competitors in each sale and their relative ability to meet the prospective customer’s functional needs are key factors in the vendor’s pricing decision.

ORACLE’S RESPONSE: Oracle admits that customers are generally concerned with the total cost of automating the business processes that HRM and FMS software facilitate. In that respect, they consider alternatives to procuring FMS or HRM software, such as outsourcing the business function to the likes of an ADP or Fidelity. Oracle also admits that in

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evaluating proposed solutions from HRM and FMS software vendors, customers typically focus to some extent on total cost of ownership, which includes the license fee, maintenance fee, and cost of implementing the software. That does not mean, however, that customers will always procure the software, the implementation services and the maintenance from a single vendor. They may, for example, procure the software from Oracle and the implementation services from a systems integrator like IBM Global Services or Accenture. Oracle denies that a key factor in a vendor’s pricing decision is its perception of its competitors’ ability to meet the prospective customer’s functional needs, except perhaps occasionally. Due to the high level of standardization of HR and financial management practices, the functional differences among the competing HRM and FMS products upon which a decision to “ignore” a competitor could reasonably be based are minimal. Furthermore, vendors rarely have reliable information regarding who their competitors are with respect to a given customer, let alone how the customer perceives the competing vendors’ functional capabilities. Neither do vendors have reliable information regarding the other subjective factors motivating customer decisions, e.g., the level of satisfaction with an existing vendor, references from other customers, risk aversion, etc. Oracle otherwise denies the allegations of paragraph 21.

ALLEGATION 22. While using different proxies to describe customers that require high-function enterprise software (such as volume of revenue and number of users), industry analysts recognize the existence of this group and that the vendors who have the products and other characteristics to satisfy this group are Oracle, PeopleSoft and SAP. For example, in 2002, when Charles Phillips, currently the Co-President of Oracle, worked as an industry analyst for Morgan Stanley, he issued a report that stated:

[T]he back-office applications market for global companies is dominated by an oligopoly comprised of SAP, PeopleSoft, and Oracle. The market is down to three viable suppliers who will help re-automate the back office business processes for global enterprises for years to come.... PeopleSoft has made it into an elite club

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of critical enterprise software suppliers—those with thousands of customers relying on the company for mission critical functions.

ORACLE’S RESPONSE: Oracle denies that industry analysts generally or typically recognize the existence of anything akin to a market in which SAP, Oracle and PeopleSoft alone sell to some definable group of “enterprise customers.” Industry analysts of course recognize that SAP, Oracle and PeopleSoft are among the largest and most-established vendors of these products, and much of the written analysis of the industry therefore focuses on these firms. The great majority of that analysis, however, also recognizes the competition provided by other software vendors, by outsourcers, and particularly in the case of larger enterprises by the constant option to maintain and upgrade one’s existing FMS and HRM solutions. The Morgan Stanley 2002 report quoted addresses what Mr. Phillips called “the back-office applications market for global companies,” which is an amalgam of associated software categories, not the markets alleged in the Complaint, and certainly not any relevant antitrust market. Furthermore, the majority view among “industry analysts” today is not that there is any three-firm oligopoly in markets like plaintiffs’ have proposed. To the contrary, the most recent statements by “industry analysts” – commenting on the filing of this suit – have opined that plaintiffs’ contentions of a market consisting solely of SAP, PeopleSoft and Oracle are wrong. Except as admitted herein, Oracle denies the allegations of paragraph 22.

IV.	TRADE AND COMMERCE: RELEVANT PRODUCT AND GEOGRAPHIC MARKETS

ALLEGATION 23. The products affected by the proposed merger are:

(a) Human Resource Management (HRM) software and accompanying services that can be integrated into suites of associated functions from a single vendor with performance characteristics that meet the demands of multifaceted organizations with high-level functional needs (“high function HRM software”); and

(b) Financial Management Services (FMS) software and accompanying services that can be integrated into suites of associated functions from a single vendor with

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performance characteristics that meet the demands of multifaceted organizations with high-level functional needs (“high function FMS software”).

ORACLE’S RESPONSE: Oracles denies the allegations of paragraph 23, except to acknowledge that they contain plaintiffs’ relevant market contentions. In the first place, the allegations do not describe, as the opening line claims, “products.” There is no such thing as “high-function” HRM and FMS software, separate and apart from HRM and FMS software generally. The term is unknown to the industry, and was invented by plaintiffs to cloak as a “product description” plaintiffs’ effort to define a market consisting solely of SAP, Oracle and PeopleSoft. HRM and FMS software vendors generally do not have distinct “high-function” products. The HRM and FMS software they market to and install at large enterprises is the same software they market to and install at medium-sized enterprises. The proposed product definitions are also circular: if one incorporates the definition of “enterprise customer” (a synonym for “multifaceted organizations with high-level functional needs”) found elsewhere in the Complaint (e.g., paragraph 28), the market is defined as FMS and HRM software “with performance characteristics that meet the demands of … organizations with functional requirements met only by high-function HRM and FMS software.” Finally, Oracle denies that whether an HRM or FMS product “can be integrated into suites of associated functions from a single vendor” has any substantial bearing on the definition of the relevant market. This is a characteristic that SAP, Oracle, PeopleSoft and other vendors sometimes market as an advantage of using their solutions, but point solution and best of breed providers offer potent competition against SAP, Oracle and PeopleSoft at all times. This is even true with respect to “add-on” sales (sales made after a primary implementation, supplementing the originally-acquired functionality), where the incumbent provider’s advantage would theoretically be at its greatest.

ALLEGATION 24. High function HRM and high function FMS software are lines of commerce and distinct markets under Section 7 of the Clayton Act.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 24.

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ALLEGATION 25. Each enterprise customer that needs high function HRM software solutions and high function FMS software solutions to satisfy its functional requirements has a unique end use for these products. The purchase of the relevant products is conducted through a procurement process that demonstrates that the software can be configured to meet the unique end use of the individual customer. The price of the software is set based on the circumstances presented by each transaction. and vendors can price discriminate against individual customers. Other means to support human resources and financial management functions are not sufficiently substitutable for enterprise customers to discipline a small but significant increase in the price for high function HRM and FMS software.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 25. The first sentence, claiming that every customer’s use of these products is unique, is less true with respect to HRM and FMS software than with respect to any other kind of business applications software. HRM and FMS software is among the most standardized, less differentiated business applications software to be found, reflecting the fact that Human Resources and Financial Management business practices are themselves highly standardized, and in many cases effectively mandated by labor laws, tax codes, and Generally Accepted Accounting Practices. For this reason, the second sentence, claiming that the procurement process reveals “the unique end use of the individual customer,” is effectively untrue. Of course the procurement process reveals detail about the customer’s functional needs, e.g., the hardware and software environment in which the software would run, but not the kind or quality of information (i.e., about the customer’s values, preferences, proclivities and other subjective criteria) required to implement a price discrimination strategy. Oracle emphatically denies the claim that the bidding process facilitates, or even allows, price discrimination. Oracle has no means of deducing its customers’ demand functions or their preferences for certain competitors. It must and does respond aggressively to all competitive bids – and purported competitive bids, since whether another vendor’s bid is real is unknown. Finally, “other means to support human resources and financial management functions,” such as outsourcing and maintaining (upgrading) one’s legacy or incumbent HRM or FMS system, do restrain current pricing, and would constrain any effort to exercise unilateral market power.

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ALLEGATION 26. Oracle, PeopleSoft and SAP sell HRM and FMS software throughout the United States and the world. The United States is a relevant geographic market within the meaning of Section 7 of the Clayton Act.

ORACLE’S RESPONSE: Oracle admits that Oracle, PeopleSoft and SAP (among other firms) sell HRM and FMS software throughout the United States and the world. Oracle denies the remaining allegations of paragraph 26.

V.	MARKET STRUCTURE AND COMPETITIVE EFFECTS

ALLEGATION 27. The markets for high function HRM and FMS software are highly concentrated and the proposed purchase of PeopleSoft by Oracle would substantially increase concentration. The proposed purchase of PeopleSoft would reduce from three to two the number of firms that compete in the development and sale of these products.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 27. There is no such thing as “high function” HRM and FMS software, and the markets for HRM and FMS software are not highly concentrated. Data on this are available – despite the absence of any market share or structural concentration data in plaintiffs’ Complaint. Addressing HRM software first, IDC’s most recent estimate indicates that Oracle and PeopleSoft would have a combined 14% share of total revenues expended on HRMS (i.e., HR and Payroll) licenses and maintenance. Looking solely at new license revenue, Gartner estimates that Oracle and PeopleSoft would have a combined share of 24% of the “Human Capital Management” market (their description of HRM software). Turning to FMS functionality, IDC reports that the parties would have a combined share of 9% of the FMS market, based on license and maintenance revenue. Gartner reports that the parties’ combined share of new license revenue for FMS would be 14%. These are not concentrated markets. Furthermore, Oracle and PeopleSoft are not two of three competitors in the putative markets, they are two of many. Gartner and IDC each name dozens of HRM software vendors, and dozens of FMS software vendors. Other important HRM and FMS software vendors include Microsoft, Lawson, Sage, Hyperion, ADP, Kronos, and SSA

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Baan. Plaintiffs’ allegations regarding market concentration erroneously ignore these many other competitive vendors.

ALLEGATION 28. The customers harmed by this transaction are enterprise customers, i.e. organizations with functional requirements met only by high-function HRM and FMS software, that purchase these products through a procurement process like that described above. Many customers that will be harmed by this merger are identifiable by their reliance on the “Big 5” consulting firms in selecting and often implementing the software they purchase.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 28. No customers will be harmed by the proposed transaction, but least of all the world’s largest, most sophisticated business enterprises. They are the savviest, most effective negotiators to be found, and notwithstanding plaintiffs’ allegations that these customers already face a supplier oligopoly, they tend to get the lowest prices found in the market. Oracle also denies that plaintiffs’ description of “enterprise customers” has any meaning or utility. It does not distinguish or describe anyone, and therefore fails genuinely to define the market. Finally, the suggestion that a sophisticated procurement process and consultation with the Big 5 consulting firms makes a customer more amenable to exploitation is illogical and wrong.

ALLEGATION 29. The possibility of losing the bid forces Oracle to offer customers a product that meets the customers’ functional requirements as closely as possible and at the lowest possible total cost of ownership, subject to Oracle’s cost of providing the product. Oracle and PeopleSoft constrain one another’s pricing and routinely compete to win customers by offering deep license and maintenance discounts, striving to satisfy customers’ unique requirements better than the other, reducing customers’ implementation costs, and making other business concessions. In addition, both competitors track the products offered by the other and dedicate significant resources to adding product enhancements to match and hopefully surpass each other’s products.

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ORACLE’S RESPONSE: Oracle admits that the possibility of losing bids drives Oracle and other vendors to offer the best possible product at the lowest possible price. Oracle otherwise denies the allegations of paragraph 29, and in particular the implication that Oracle’s competitive interaction with PeopleSoft constrains its pricing more than its competitive interaction with SAP or other vendors. That claim is clearly incorrect with respect to FMS software, as to which SAP is a far stronger competitor than PeopleSoft, especially for large enterprises. PeopleSoft is a more potent competitor for HRM software, but not stronger than SAP with respect to the kind of “multi-faceted” customers the Complaint describes. These kinds of customers constitute the segment of the market in which SAP is most successful. Finally, with respect to any given bid (the apparent focus of the Complaint), and irrespective of enterprise size or complexity, other vendors may and often are as great a competitive threat to Oracle as SAP or PeopleSoft. It is the possibility of losing the bid to any vendor that forces Oracle (and SAP and PeopleSoft) to compete aggressively, especially since vendors rarely have reliable information about who their “closest” competition is for a given project.

ALLEGATION 30. If this merger is permitted and PeopleSoft is eliminated as a competitor, Oracle’s incentive to offer deep license and maintenance discounts, to strive to best meet customers’ functional requirements, to reduce customers’ total cost of ownership, and to make other business concessions will be reduced. In the absence of continued competition from PeopleSoft, Oracle’s incentives to continue to innovate and upgrade its products in order to win additional customers, and to maintain its current customers, will be substantially reduced.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 30. The elimination of PeopleSoft as a competitor will not negatively affect Oracle’s incentives to offer deep license and maintenance discounts, to strive to best meet customers’ functional requirements, to reduce customers’ total cost of ownership, and to make other business concessions. SAP and other competitors will provide more than sufficient competitive pressure on Oracle to constrain its pricing and assure competitive behavior. Plaintiffs’ innovation arguments – their claim that in the absence of continued competition from PeopleSoft, Oracle’s

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incentives to continue to innovate and upgrade its products will be reduced – are without basis. Oracle licenses the same HRM and FMS software to all of its customers, “multi-faceted” or not. The intense competitive pressure it faces in what plaintiffs call the “mid-market” therefore creates constant pressure to innovate and upgrade the products, even if one assumes counterfactually that there is a separate market for “multi-faceted” organizations. Moreover, a critically important spur to innovation now and for the foreseeable future is Microsoft’s publicly announced $10 billion effort to develop state-of-the-art business applications software for its .NET platform. Lastly, the growing trend toward outsourcing forces HRM and FMS software vendors to continue innovating. Incentives to innovate are growing, and nothing about this acquisition will change that.

ALLEGATION 31. The elimination of one of only three vendors of high-function enterprise software will likely result in higher prices. In addition, Oracle and PeopleSoft are the two best alternatives for a significant number of customers that do not view SAP to be a viable substitute.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 31. As there are more than three vendors of HRM or FMS software (or “high-function” HRM or FMS software), the first sentence is necessarily incorrect. The claim of the second sentence that Oracle and PeopleSoft are the two best alternatives for a significant number of customers that do not view SAP to be a viable substitute is baseless. SAP is far and away the market leader with respect to these products, especially with large enterprises, the focus of plaintiffs’ Complaint, and even more so with respect to FMS software. While plaintiffs avoid providing market share data in the Complaint, SAP would likely command a monopoly-like share of “markets” limited to large enterprises. To claim, therefore, that a “significant number” of such customers “do not view SAP to be a viable substitute” is unfounded and contrary to all recognized industry analysis and data. That implies there is a relevant market in which Oracle and PeopleSoft are the only competitors, and therefore in which the proposed acquisition would be a merger to monopoly. Plaintiffs have not provided any description of who those customers might be or why they could

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not secure a credible bid from SAP. In fact, if anyone’s products are the next best substitutes to PeopleSoft’s HRM products for larger enterprise customers with the “multi-faceted” characteristics cited in the Complaint, it is SAP’s.

ALLEGATION 32. Current customers of Oracle and PeopleSoft will also be harmed by the proposed acquisition. Competition between Oracle and PeopleSoft has led to a high level of innovation and upgrades to each company’s products. Oracle will no longer have the incentive to innovate in order to differentiate itself from PeopleSoft. Further, these customers benefit from competition between Oracle and PeopleSoft when purchasing additional products and services. Consequently, enterprise customers within the current installed customer bases of Oracle and PeopleSoft will likely suffer harm if the merger is permitted. The Plaintiff States’ governmental entities, general welfare, economies and citizens will be injured by reason of the resulting substantial lessening of competition.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 32. Current customers of Oracle and PeopleSoft will benefit from the proposed acquisition, which will accelerate innovation and improve Oracle’s competitiveness. Moreover, Oracle will continue to have to innovate to compete against the respective HRM and FMS products of SAP, the industry leader, and other competing vendors. Even the claim that Oracle will lose the incentive to differentiate itself from PeopleSoft is untrue, since in the near term Oracle will need to prove to the current PeopleSoft installed base that Oracle is a high quality, trustworthy vendor whom they should retain as their HRM and/or FMS vendor the next time they procure HRM or FMS software.

VI.	LACK OF COUNTERVAILING FACTORS

ALLEGATION 33. Entry or expansion will not be timely, likely, or sufficient to undo the competitive harm that will likely result from the proposed merger.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 33. Assuming counterfactually that entry or expansion would be needed to undo competitive harm from the merger, the required entry or expansion, according to the theory of plaintiffs’

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complaint, would simply be the emergence of credible “third bidders” enterprise customers could use to place additional competitive pressure on Oracle and SAP. Enterprise customers could facilitate the “entry” of such bidders at will, simply by soliciting bids from vendors other than SAP and Oracle. As this is often done today, by large enterprises among others, there is no reason to think it could not be done in the event of a post-acquisition price increase. Existing suppliers could also expand their market reach in the event that post-acquisition prices to large enterprises were to rise. Microsoft is already engaged in a $10 billion development program focused on business applications, and while Microsoft’s short term plans are reportedly focused on the more lucrative mid-market customers, nothing would prevent Microsoft from targeting large enterprises were post-acquisition prices to those customers to rise.

ALLEGATION 34. There are high barriers to entry or expansion into the markets for high function HRM software and high function FMS software. The barriers include the high cost to research and develop competing products, the time needed to develop these products and the need for a direct sales and marketing force.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 34. Oracle especially denies these claims if one considers existing vendors of HRM and FMS software other than SAP, Oracle and PeopleSoft to be “potential entrants” into “high-function” markets as alleged by plaintiffs. These other vendors already have borne the R&D, product development, and sales and marketing costs plaintiffs claim are entry barriers, and therefore would face no meaningful barriers to “enter” the high-function markets.

ALLEGATION 35. In addition, new entrants lacking high quality reference customers for their products would find it difficult to persuade customers to incur the investment and risk associated with acquiring an untested product to support the customers’ most fundamental business processes and data.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 35. The existing vendors of HRM and FMS software other than SAP, Oracle and PeopleSoft whom

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plaintiffs deem to be “potential entrants” into some “high-function” market already have numerous reference customers, including many large enterprises.

ALLEGATION 36. Although Oracle asserts that the merger would produce substantial efficiencies, it cannot demonstrate merger-specific and cognizable efficiencies that would be sufficient to offset the merger’s anticompetitive effects.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 36. As the merger will not produce anticompetitive effects, Oracle need not demonstrate any efficiencies. Nevertheless, substantial efficiencies will result from the combination and integration of Oracle and PeopleSoft. The proposed transaction will enable the combined company to: (1) produce, deliver and support enterprise application software at a lower cost; (2) provide improved support to both existing and new customers; (3) continue support and enhancement of customers’ existing applications; (4) offer future applications with greater functionality that combine the best features of both companies’ products; and (5) accelerate innovation with respect to new applications and solutions. The estimated cost-savings will be many times any plausible estimate of potential overcharges of large enterprise customers, and competition against SAP and others will assure that the benefits of such cost savings are passed on to consumers.

VII.	VIOLATION ALLEGED

ALLEGATION 37. The United States and the Plaintiff States hereby incorporate paragraphs 1 through 36.

ORACLE’S RESPONSE: Oracle hereby incorporates its responses to paragraphs 1 through 36.

ALLEGATION 38. Pursuant to its public tender offer, Oracle plans to purchase PeopleSoft.

ORACLE’S RESPONSE: Oracle admits the allegations of paragraph 38.

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ALLEGATION 39. The effect of the proposed acquisition of PeopleSoft by Oracle would be to lessen competition substantially in interstate trade and commerce in violation of Section 7 of the Clayton Act, 15 U.S.C. §18.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 39.

ALLEGATION 40. The transaction would likely have the following effects, among others:

(a) competition in the development, provision, sale and support of high function HRM software and high function FMS software in the relevant product and geographic markets would be eliminated or substantially lessened;

(b) actual and future competition between Oracle and PeopleSoft, and between these companies and others, in the development, provision, sale and support of high function HRM software and high function FMS software would be eliminated or substantially lessened;

(c) prices for high function HRM software and high function FMS software would likely increase to levels above those that would prevail absent the merger;

(d) innovation and quality of high function HRM software and high function FMS software would likely decrease to levels below those that would prevail absent the merger, and;

(e) quality of support for high function HRM software and high function FMS software would likely decrease to levels below those that would prevail absent the merger.

ORACLE’S RESPONSE: Oracle denies the allegations of paragraph 40. The acquisition will increase competition in the relevant markets by better positioning Oracle to compete against SAP, the clear market leader, and in the future against Microsoft, without any countervailing adverse effects.

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WHEREFORE, Oracle prays for judgment in its favor, a declaration that its proposed acquisition of PeopleSoft does not violate Section 7 of the Clayton Act or any other applicable law, and for such other relief as may be appropriate under the circumstances.

DATED: March 4, 2004	Respectfully submitted,

LATHAM & WATKINS LLP
J. Thomas Rosch Gregory P. Lindstrom Daniel M. Wall

ORACLE CORPORATION
Dorian Daley Jeffrey S. Ross

	By:	/s/
Daniel M. Wall Attorneys for Defendant
ORACLE CORPORATION

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